EXHIBIT 20


FOR IMMEDIATE RELEASE


Media Contact:                             Dan Gahlon, 3M
                                           612-733-8806
Investor Contact:                          Jon Greer, 3M
                                           612-736-1915



        3M to Launch Data Storage, Imaging Businesses
           As Independent, Publicly Owned Company

          Company to Withdraw from Videotape Market

St. Paul, Minn. - Nov. 14, 1995 - 3M announced today that it intends to launch its data storage and imaging systems businesses as an independent, publicly owned company.

L. D. DeSimone, chairman and chief executive officer, said, "We are convinced that, as independent enterprises, 3M and the new company both will be better-positioned for profitable growth. They will serve customers better, provide greater opportunities for employees, and increase shareholder value."

Going forward:
3M will consist of two business sectors - Industrial and Consumer, and Life Sciences. The Electro and Communications Markets Group, currently part of the company's Information, Imaging and Electronic Sector, will join the Industrial and Consumer Sector. Together, these businesses - which draw on many of 3M's traditional technological strengths - had sales of more than $12 billion last year.

The new company - containing 3M's data storage and imaging systems businesses - will be a swifter, leaner enterprise serving markets in which it is a global leader. In 1994, sales of these businesses totaled more than $2 billion.

DeSimone said, "The culture on which 3M has been built - including innovation, risk-taking, respect for the individual, teamwork and integrity - will be carried forth by both companies."

This plan follows an intensified review of 3M's portfolio of businesses. As part of the plan, 3M will discontinue its audio and video tape business in a time frame estimated at about 12 months. Sales of this business totaled about $650 million last year.

A Stronger 3M
DeSimone said that the businesses retained within 3M "hold leading global market positions, have very good profit margins, and generate strong cash flow."

The Industrial and Consumer Sector is the world's largest supplier of tapes, with nearly 1,000 varieties. It also is a leader in coated abrasives, surface conditioning products, roofing granules, specialty chemicals, repositionable notes, and home cleaning sponges and pads. Sales of this sector totaled $5.9 billion in 1994. Operating profit was $994 million, 16.9 percent of sales.

3M's Electro and Communications Markets Group, now part of the Industrial and Consumer Sector, is a leader in electrical tapes, connectors, insulating materials, overhead projectors and transparency films.

The Life Sciences Sector is the global leader in reflective materials for highway safety, closures for disposable diapers, and respirators for worker safety. It also is a leader in medical and surgical supplies, drug-delivery systems and dental products. Sales of this sector totaled
$4.6 billion last year.  Operating income was $954 million,
21.0 percent of sales.

DeSimone said, "Together, 3M businesses draw on more than two dozen major technology platforms - from adhesives to microreplication - in which we hold a competitive advantage.

"Now our businesses will be able to concentrate all of their efforts on using this strong technology base to continue to invent unique solutions to customer needs around the world."

Over the years, few companies have created as many markets as 3M. These range from waterproof sandpaper and Scotch brand Transparent Tape to reflective materials for highway signs and Post-it brand Notes.

DeSimone said, "We will maintain 3M's long-standing tradition as a company driven by technology, innovation and new-product development. At the same time, we will continue to sharpen our customer focus."

As part of its emphasis on customer satisfaction, the company is continuing to align its businesses into market-centered groups.

"Our consumer, office supply and health care businesses have been organized along market lines for some time. Now, our industrial businesses are structured this way as well," he said.

"While superior product quality and value remain critical factors for success in the marketplace, the ability to attract and keep customers increasingly depends on outstanding service," DeSimone said. "The market-centered approach we are following in 3M will make it even easier for customers to do business with us."

"Through innovation and strong customer service, we expect to continue to outpace the growth of the markets we serve," he said.

3M's Industrial and Consumer and Life Sciences sectors will continue to be headed by their current executives. They are Ronald A. Mitsch, executive vice president, Industrial and Consumer Sector; and W. George Meredith, executive vice president, Life Sciences Sector.


The New, Independent Company
DeSimone said the new company to be launched will "have all of the elements necessary for success - excellent people; advanced technology and products; a solid balance sheet; and a cost structure appropriate to the markets in which it operates."

3M's data storage business is the worldwide leader in removable media used to store and transmit computer information. Major product offerings include data cartridges, diskettes and optical disks.

"This is a growing market with sales in excess of $3.5 billion," DeSimone said. "In addition to leading technologies, 3M strengths in this market include close relationships with major hardware and drive manufacturers, a strong flow of new products, and the best distribution in the industry." Among leading-edge new products are Travan brand data cartridges, which set new standards for performance and storage capacity.

The imaging systems business is the world's leading supplier of color proofing materials, as well as laser imagers for medical diagnostics. It also has a strong position in printing plates, conventional X-ray films and private-label color films. Major new innovations include the DryView brand Laser Imaging System, which offers hospitals significant cost savings and environmental benefits; and the Rainbow brand Desktop Color Proofer, which extends digital proofing capability to the desktop-publishing arena.

"The data storage and imaging systems businesses serve markets that are fast-moving and in which technologies are converging," DeSimone said. "We are convinced that a swift, agile, stand-alone enterprise is the best way to maximize opportunities for success there.

"When launched, this company will have not only excellent people, technology and products, but also a streamlined organization and a lower cost structure. This will mean faster speed to market, increased customer responsiveness and greater profitability."

Lawrence E. Eaton, executive vice president, Information,
Imaging and Electronic Sector, will head the transition team that will create the new company. New, permanent leadership will be announced in the near future.

Audio and Video Tape Business
As part of the planned changes, 3M will discontinue its audio and video tape business in a time frame estimated at about one year. "Despite strong efforts and many successes
- including a leading market position - this business has not been able to achieve a satisfactory return on investment in recent years because of intense price competition," DeSimone said. "And we don't see the prospect for significant improvement. While this is a decision we are not happy to make, it is the right thing to do. I would like to thank the 3M people in this challenging business for their tremendous dedication and hard work."

The audio and video business, as well as 3M's data storage and imaging systems businesses, will be treated as discontinued operations of 3M for financial reporting purposes.

"Customers of all businesses can count on 3M's full attention and support during this transition," DeSimone said.

3M expects to record pre-tax charges in excess of $600 million against fourth-quarter earnings. A portion of these charges will be included in continuing operations. The company's financial statements will be reclassified to report the results of operations and related charges of the data storage, imaging systems, and audio and video businesses, on a net after-tax basis, as discontinued operations.

3M and the new company will determine as soon as possible what employment levels are appropriate for their organizations, but 3M expects to reduce approximately 5,000 positions - most within the next 12 months. Of the 5,000, about 3,000 will be in the United States - about 2,400 in Minnesota. Taking advantage of growth, attrition and other options, 3M expects a much smaller number of involuntary separations, perhaps 1,000 to 1,500 in the United States and half of those - 500 to 750 - in Minnesota. The reductions will be concentrated in the audio and video products business and in some support functions.

"From a business standpoint, it's important that we reach our target employment level," DeSimone said. "What's more important, from a people standpoint, is the manner in which we achieve that level."

Historically, 3M has made extensive use of voluntary early retirement programs, reduced hiring, filling of temporary and part-time jobs with permanent 3M employees, and use of pre-retirement leaves to achieve lower employment levels.
Since 1990, 3M's worldwide employment has declined by more than 4 percent using these and other methods.

"3M has kept the number of involuntary separations low over the years because, on an ongoing basis, we work hard to keep 3M streamlined and productive," DeSimone said. "Involuntary separation is always our last method of choice. Our continuous focus on productivity improvement has helped keep that number to a minimum."

3M will implement the plan during 1996. 3M shareholders will receive shares in the new company at the time the plan is implemented. These shares will be in addition to the shares they now hold in 3M. The transaction is expected to be tax-free to shareholders and 3M.

The investment banking firm, Morgan Stanley & Co.,
Incorporated, and the law firm of Skadden, Arps, Slate, Meagher & Flom, are serving as advisers to 3M.


From:
3M Corporate Public Relations & Government Affairs
3M Center, Building 225-1S-15
St. Paul, MN 55144-1000